UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

AVIAT NETWORKS, INC.

(Exact name of Registrant as specified in its Charter)

Delaware	20-5961564
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

200 Parker Dr., Suite C100A, Austin, Texas	78728
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On March 3, 2020, the Board of Directors (the “Board”) of Aviat Networks, Inc. (the “Company”) authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Shares”), of the Company to stockholders of record as of the close of business on March 13, 2020 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company at an exercise price of $35.00 (the “Exercise Price”) per one one-thousandth of a Preferred Share, subject to adjustment. The complete terms of the Rights are set forth in a Tax Benefit Preservation Plan (the “Plan”), dated as of March 3, 2020, between the Company and Computershare Inc., as rights agent.

By adopting the Plan, the Board is seeking to protect the Company’s ability to use its net operating losses, any loss or deducting attributable to a “net unrealized built-in loss” and other tax attributes (collectively, “Tax Benefits”). The Company views its Tax Benefits as highly valuable assets of the Company that are likely to inure to the benefit of the Company and its stockholders. However, if the Company experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code (the “Code”), its ability to use the Tax Benefits could be substantially limited, and the timing of the usage of the Tax Benefits could be substantially delayed, which could significantly impair the value of the Tax Benefits. Generally, an “ownership change” occurs if the percentage of the Company’s stock owned by one or more “five percent stockholders” increases by more than 50 percentage points over the lowest percentage of stock owned by such stockholders at any time during the prior three-year period or, if sooner, since the last “ownership change” experienced by the Company. The Plan is intended to act as a deterrent to any person acquiring 4.9% or more of the outstanding Common Shares without the approval of the Board. This would protect the Tax Benefits because changes in ownership by a person owning less than 4.9% of the Common Shares are not included in the calculation of “ownership change” for purposes of Section 382 of the Code. The Board believes that it is in the best interest of the Company and its stockholders that the Company provide for the protection of the Tax Benefits by adopting the Plan.

The Company expects to submit the Plan to a stockholder vote at the Company’s 2020 Annual Meeting of Stockholders. If the Plan is not approved by the Company’s stockholders it will terminate as further described below under “Expiration of the Rights.”

The following is a summary of the terms of the Plan. The summary does not purport to be complete and is qualified in its entirety by reference to the Plan, a copy of which is attached as Exhibit 4.1 and incorporated herein by reference.

Distribution and Transfer of Rights; Rights Certificates

The Board has declared a dividend of one Right for each outstanding Common Share. Prior to the Distribution Date referred to below:

•	the Rights will be evidenced by and trade with the certificates for the Common Shares (or, with respect to any uncertificated Common Shares registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed;

•	new Common Shares certificates issued after the Record Date will contain a legend incorporating the Plan by reference (for uncertificated Common Shares registered in book entry form, this legend will be contained in a notation in book entry); and

•	the surrender for transfer of any certificates for Common Shares (or the surrender for transfer of any uncertificated Common Shares registered in book entry form) will also constitute the transfer of the Rights associated with such Common Shares.

Rights will accompany any new Common Shares that are issued after the Record Date.

Distribution Date

Subject to certain exceptions specified in the Plan, the Rights will separate from the Common Shares and become exercisable following (1) the 10th business day (or such later date as may be determined by the Board) after the public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 4.9% or more of the Common Shares or (2) the 10th business day (or such later date as may be determined by the Board) after a person or group announces a tender or exchange offer that would result in ownership by a person or group of 4.9% or more of the Common Shares. For purposes of the Plan, beneficial ownership is defined to include the ownership of derivative securities.

Any person or group of affiliated or associated persons who beneficially owns 4.9% or more of the outstanding Common Shares as of the announcement of the Plan will not be an Acquiring Person, but only for so long as such person or group does not become the beneficial owner of any additional Common Shares.

The date on which the Rights separate from the Common Shares and become exercisable is referred to as the “Distribution Date.”

After the Distribution Date, the Company will mail Rights certificates to the Company’s stockholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the Common Shares. Thereafter, such Rights certificates alone will represent the Rights.

Preferred Shares Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, for the Exercise Price, one one-thousandth of a Preferred Share having economic and other terms similar to that of one Common Share. This portion of a Preferred Share is intended to give the stockholder approximately the same dividend, voting and liquidation rights as would one Common Share, and should approximate the value of one Common Share.

More specifically, each one one-thousandth of a Preferred Share, if issued, will:

•	not be redeemable;

•	entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one Common Share, whichever is greater;

•	entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one Common Share, whichever is greater;

•	have the same voting power as one Common Share; and

•	entitle holders to a per share payment equal to the payment made on one Common Share if the Common Shares are exchanged via merger, consolidation or a similar transaction.

Flip-In Trigger

If an Acquiring Person obtains beneficial ownership of 4.9% or more of the Common Shares, except pursuant to an offer for all outstanding Common Shares that the independent members of the Board determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders after receiving advice from one or more investment banking firms, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Plan, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip-Over Trigger

If, after an Acquiring Person obtains 4.9% or more of the Common Shares, (1) the Company merges into another entity, (2) an acquiring entity merges into the Company or (3) the Company sells or transfers more than 50% of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption of the Rights

The Rights will be redeemable at the Company’s option for $0.01 per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board) at any time on or prior to the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 4.9% or more of the Common Shares. Immediately upon the action of the Board ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.01 redemption price. The redemption price will be adjusted if the Company undertakes a stock dividend or a stock split.

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns 4.9% or more of the Common Shares and prior to the acquisition by the Acquiring Person of 50% of the Common Shares, the Board may exchange the Rights (except for Rights that have previously been voided as set forth above), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right (subject to adjustment). In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one Common Share.

Expiration of the Rights

The Rights expire on the earliest of (1) 5:00 p.m., New York City time, on March 3, 2023 (unless such date is extended); (2) the redemption or exchange of the Rights as described above; (3) following (a) the first annual meeting of the stockholders of the Company after the adoption of the Plan if stockholders do not approve the Plan or (b) the first anniversary of the adoption of the Plan if the stockholders have not otherwise approved the Plan; (4) the repeal of Section 382 of the Code or any other change if the Board determines that the Plan is no longer necessary or desirable for the preservation of the Tax Benefits; (5) the time at which the Board determines that the Tax Benefits are fully utilized or no longer available pursuant to Section 382 of the Code or that an ownership change pursuant to Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by the Company in any particular time period, for applicable tax purposes; or (6) a determination by the Board that the Plan is no longer in the best interests of the Company and its stockholders.

Amendment of Terms of the Plan and the Rights

The terms of the Rights and the Plan may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Plan may be amended without the consent of the holders of Rights in order to (1) cure any ambiguities, (2) shorten or lengthen any time period pursuant to the Plan or (3) make changes that do not adversely affect the interests of holders of the Rights.

Voting Rights; Other Stockholder Rights

The Rights will not have any voting rights. Until a Right is exercised, the holder thereof, as such, will have no separate rights as stockholder of the Company.

Anti-Dilution Provisions

The Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or Common Shares.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least 1% of the Exercise Price. No fractional Preferred Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Shares.

Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, stockholders may recognize taxable income.

Item 2.	Exhibits.

3.1	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 7, 2016)

4.1	Tax Benefit Preservation Plan, dated as of March 3, 2020 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 4, 2020)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

AVIAT NETWORKS, INC.

March 3, 2020	By:	/s/ Walter Stanley Gallagher, Jr.
		Name:	Walter Stanley Gallagher, Jr.
		Title:	Chief Operating Officer and Principal Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 7, 2016)

4.1	Tax Benefit Preservation Plan, dated as of March 3, 2020 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 4, 2020)